Exhibit 99.41

ACREAGE HOLDINGS, INC.

- and -

ODYSSEY TRUST COMPANY

- and -

EACH OF THE PERSONS LISTED ON SCHEDULE “A”
HERETO

COATTAIL AGREEMENT

November 14, 2018

TABLE OF CONTENTS

Article 1	DEFINITIONS AND INTERPRETATION	4
1.1	Definitions	4
1.2	Interpretation not Affected by Headings, etc.	4
1.3	Number, Gender, etc	4
1.4	Statutory References	4
1.5	Including	5
Article 2	PURPOSE OF AGREEMENT	5
2.1	Establishment of Trust	5
2.2	Restriction on Sale	5
2.3	Permitted Sale	5
2.4	Improper Sale	6
2.5	Assumptions	7
2.6	Prevention of Improper Sales	7
2.7	Supplemental Agreements	7
2.8	Security Interest	7
2.9	All Sales Subject to Articles	8
Article 3	ACCEPTANCE OF TRUST	8
3.1	Acceptance and Conditions of Trust	8
3.2	Enquiry by Trustee	9
3.3	Request by Holders	9
3.4	Condition to Action	9
3.5	Limitation on Action by Holder	9
Article 4	COMPENSATION	10
4.1	Fees and Expenses of the Trustee	10
Article 5	INDEMNIFICATION	10
5.1	Indemnification of the Trustee	10
Article 6	CHANGE OF TRUSTEE	11
6.1	Resignation	11
6.2	Removal	11
6.3	Successor Trustee	11
6.4	Notice of Successor Trustee	12
Article 7	TERMINATION	12
7.1	Term	12
7.2	Survival of Agreement	12
Article 8	GENERAL	12

8.1	Obligations of the Shareholders not Joint	12
8.2	Compliance with Privacy Laws	12
8.3	Anti-Money Laundering Regulations	13
8.4	Third Party Interests	13
8.5	Severability	13
8.6	Amendments, Modifications, etc.	13
8.7	Ministerial Amendments	13
8.8	Force majeure	14
8.9	Amendments only in Writing	14
8.10	Meeting to Consider Amendments	14
8.11	Enurement	14
8.12	Notices	14
8.13	Notice to a Holder	15
8.14	Further Acts	15
8.15	Entire Agreement	15
8.16	Counterparts	15
8.17	Language	15
8.18	Jurisdiction	16
8.19	Attornment	16
Schedule “A” Shareholders		18
schedule “B” Adoption Agreement		19
Schedule “C” Trustee Fees		20

COATTAIL AGREEMENT

THIS AGREEMENT dated the 14th day of November, 2018, is entered into

AMONG:

ACREAGE HOLDINGS, INC. (formerly known as Applied Inventions Management Corp.), a corporation existing under the Business Corporations Act (British Columbia),

(the “Company”)

•	and -

ODYSSEY TRUST COMPANY, a trust company existing under the laws of Alberta, as trustee for the benefit of the Holders (as defined below)

(the “Trustee”)

•	and -

Each of the persons listed on Schedule “A” hereto and any person who becomes a party to this Agreement by executing an adoption agreement in the form set forth in Schedule “B” hereto

(collectively, the “Shareholders”)

WHEREAS effective on November 9, 2018, the Company filed articles in connection with its continuation from Ontario into British Columbia (the “Articles”) to provide that its authorized share capital consists of an unlimited number of Class A subordinate voting shares (the “Subordinate Voting Shares”), Class B proportionate voting shares (the “Proportionate Voting Shares”) and Class C multiple voting shares (the “Multiple Voting Shares”);

AND WHEREAS the Shareholders, on the date hereof, hold all of the Multiple Voting Shares that are issued and outstanding as of the date of this Agreement;

AND WHEREAS it is the expectation of the Shareholders that the Subordinate Voting Shares will be listed on the Canadian Securities Exchange (the “CSE”);

AND WHEREAS the Shareholders hold common membership units (the “Units”) of High Street Capital Partners, LLC d/b/a Acreage Holdings, an indirect subsidiary of the Company (“Acreage Holdings”), which Units are redeemable at the Company’s option for either cash or Subordinate Voting Shares pursuant to the terms and conditions of the third amended and restated LLC agreement of Acreage Holdings (“LLC Agreement”) and the support agreement entered into between the Company, Acreage Holdings America, Inc. and Acreage Holdings (the “Support Agreement”);

AND WHEREAS the Shareholders and the Company wish to enter into this Agreement in order to secure the listing of the Subordinate Voting Shares on the CSE, and derive the benefit of such listing, and for the purpose of ensuring that the holders, from time to time, of the Subordinate Voting Shares (collectively, the “Holders”) will not be deprived of any rights under applicable take-over bid legislation to which they would have been entitled in the event of a take-over bid for the Multiple Voting Shares or the sale of the Units (as if such sale was a take-over bid of the purposes of the Securities Act (Ontario)) as if the Multiple Voting Shares or the Units, as applicable, had been Subordinate Voting Shares;

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AND WHEREAS the Shareholders and the Company hereby acknowledge that any transfer or sale of Multiple Voting Shares or Units, whether in accordance with this Agreement or otherwise, shall in all circumstances be subject to the provisions of the Articles and the LLC Agreement, respectively, including those relating to the automatic conversion of Multiple Voting Shares into Subordinate Voting Shares or the automatic redemption of Units in exchange for Subordinate Voting Shares;

AND WHEREAS any person who becomes a party to this agreement shall execute an adoption agreement in the form set out in Schedule “B" hereto;

AND WHEREAS the Shareholders and the Company wish to constitute the Trustee as a trustee for the Holders so that the Holders, through the Trustee, will receive the benefits of this Agreement, including the covenants of the Shareholders and the Company contained herein;

AND WHEREAS these recitals and any statements of fact in this Agreement are, and shall be deemed to be, made by the Shareholders and the Company and not by the Trustee;

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties) the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, capitalized terms that are not otherwise defined shall have the meaning given to them in the Articles.

1.2	Interpretation not Affected by Headings, etc.

The division of this Agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3	Number, Gender, etc.

Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4	Statutory References

Unless otherwise indicated, all references in this Agreement to any legislation include the regulations and rules thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision.

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1.5	Including

The word "including" shall mean including, without limitation.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1	Establishment of Trust

The purpose of this Agreement is to ensure that the Holders will not be deprived of any rights under applicable take-over bid legislation in any jurisdiction of Canada (“Securities Laws”) to which they would have been entitled in the event of a take-over bid for the Multiple Voting Shares or the Units (as if such sale was a take-over bid of the purposes of the Securities Act (Ontario)) as if the Multiple Voting Shares or Units, as applicable, had been Subordinate Voting Shares.

2.2	Restriction on Sale

Subject to Section 2.3, the Articles and the LLC Agreement, the Shareholders shall not sell, directly or indirectly, any Multiple Voting Shares or Units pursuant to a take-over bid (as defined in applicable Securities Laws) under circumstances in which applicable Securities Laws would have required the same offer to be made to the Holders if the sale by the Shareholders had been a sale of the Subordinate Voting Shares rather than such Multiple Voting Shares or Units, but otherwise on the same terms.

For the purposes of this Section 2.2, it shall be assumed that the offer that would have resulted in the sale of such Subordinate Voting Shares by such Shareholders would have constituted a take-over bid under applicable Securities Laws, regardless of whether this actually would have been the case, and the varying of any material term of an offer shall be deemed to constitute the making of a new offer. For the avoidance of doubt, the determination of whether an offer constitutes a take-over bid (as defined under applicable Securities Laws) for purposes of this Section 2.2 shall not be made by reference solely to the number of issued and outstanding Subordinate Voting Shares.

2.3	Permitted Sale

Subject to the provisions of the Articles and the LLC Agreement, Section 2.2 shall not apply to prevent a sale by any Shareholder of Multiple Voting Shares or Units if concurrently an offer is made to purchase Subordinate Voting Shares that:

(a)	offers a price per Subordinate Voting Share at least as high as the highest price per share paid or required to be paid pursuant to the take-over bid for the Multiple Voting Shares or Units (each on an as-converted to Subordinate Voting Shares basis), as applicable;

(b)	provides that the percentage of outstanding Subordinate Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Multiple Voting Shares and Units to be sold (exclusive of Multiple Voting Shares or Units owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

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(c)	has no condition attached other than the right not to take up and pay for Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares or Units, as applicable; and

(d)	is in all other material respects identical to the offer for Multiple Voting Shares or Units, as applicable.

In addition, and notwithstanding the foregoing, subject to the provisions of the Articles, the LLC Agreement and the Support Agreement, Section 2.2 shall not apply to prevent the sale or transfer of Units by any Shareholder to (i) Kevin Murphy and any members of the immediate family of Kevin Murphy, and (ii) any person or company controlled, directly or indirectly by one or more of the persons referred to in (i) (each, a “Permitted Holder”), subject to Section 2.7 of this Agreement, provided such sale does not or would not constitute a take-over bid or, if so, is exempt or would be exempt from the formal bid requirements (as defined in applicable Securities Laws).

For greater certainty, the conversion of Multiple Voting Shares into Subordinate Voting Shares or the redemption of Units in exchange for Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, shall not, in of itself, constitute a sale of Multiple Voting Shares or Units for the purposes of this Agreement.

2.4	Improper Sale

If any person or company, other than the Shareholders, carries out or purports to carry out a sale (including an indirect sale) of Multiple Voting Shares or Units owned by the Shareholders or over which the Shareholders exercise direction or control, in each case directly or indirectly, from time to time, and the Shareholders are restricted from carrying out such sale pursuant to Section 2.2, the Shareholders shall not and the Trustee shall take all necessary steps to ensure that the Shareholders shall not and shall not be permitted to, at or after the time such sale becomes effective, do any of the following with respect to any of the Multiple Voting Shares or Units so sold or purported to be sold:

(a)	sell them without the prior written consent of the Trustee;

(b)	convert them into (or in the case of Units, redeem them in exchange for) Subordinate Voting Shares without the prior written consent of the Trustee; or

(c)	exercise any voting rights attaching to them except in accordance with the written instructions of the Trustee, with which the Shareholders shall comply.

Without limiting the generality of the foregoing, the Trustee shall exercise the above rights in a manner that the Trustee, on the advice of counsel, considers to be: (i) in the best interests of the Holders, other than the Shareholders and Holders who, in the opinion of the Trustee, participated directly or indirectly in the transaction that triggered the operation of this Section 2.4; and (ii) consistent with the intentions of the Shareholders and the Company in entering into this Agreement as such intentions are set out in the Recitals hereto. In the event that an indirect sale of Multiple Voting Sh ares or Units that is referred to in this Section 2.4 occurs and this Section 2.4 is applicable to such sale, the Shareholders shall have no liability under this Agreement in respect of such sale, provided that the Shareholders are in compliance with all other provisions of this Agreement, including the provisions of this Section 2.4.

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2.5	Assumptions

For the purposes of this Article 2:

(a)	any sale, transfer or other disposition that would result in a direct or indirect acquisition of Multiple Voting Shares, Units or Subordinate Voting Shares, or in the direct or indirect acquisition of control or direction over those securities, shall be construed to be a “sale” of those Multiple Voting Shares, Units or Subordinate Voting Shares, as the case may be, and the terms “sell” and “sold” shall have a corresponding meaning; and

(b)	if there is an offer to acquire that would have been a take-over bid for the purposes of applicable Securities Laws if not for the provisions of the Articles or the LLC Agreement, as the case may be, that cause the Multiple Voting Shares or Units to automatically convert into (or in the case of Units, be redeemed in exchange for) Subordinate Voting Shares in certain circumstances, that offer to acquire shall nonetheless be construed to be a take-over bid for the Multiple Voting Shares or Units, as applicable, for the purposes of this Agreement.

2.6	Prevention of Improper Sales

Each Shareholder shall use its respective commercially reasonable efforts to prevent any person or company from carrying out a sale (including an indirect sale) in breach of this Agreement in respect of any Multiple Voting Shares or Units owned by the Shareholders or over which it exercises direction or control, in each case directly or indirectly, from time to time, regardless of whether that person or company is a party to this Agreement.

2.7	Supplemental Agreements

Without limiting any provision of this Agreement, the Shareholders shall not sell any Multiple Voting Shares or Units unless the sale is conditional upon the person or company acquiring those securities (including any Permitted Holder) entering into an agreement substantially in the form of this Agreement and under which that person or company has the same rights and obligations as the Shareholders has under this Agreement. Neither the conversion of Multiple Voting Shares into Subordinate Voting Shares in accordance with the provisions of the Articles, the redemption of the Units in exchange for Subordinate Voting Shares in accordance with the LLC Agreement, nor any subsequent sale of those Subordinate Voting Shares shall constitute a sale of Multiple Voting Shares or Units for the purposes of this Section 2.7.

2.8	Security Interest

Nothing in this Agreement shall prevent any Shareholder from time to time, directly or indirectly, from granting a bona fide security interest, by way of pledge, hypothecation or otherwise, whether directly or indirectly, in Multiple Voting Shares or Units to any financial institution with which it deals at arm's length (within the meaning of the Income Tax Act (Canada)) in connection with a bona fide borrowing, provided that the financial institution agrees in writing to become a party to and abide by the terms of this Agreement as if such financial institution were a Shareholder as defined herein until such time as the pledge, hypothecation or other security interest has been released or the Multiple Voting Shares or Units, as applicable, which were subject thereto have been sold in accordance with the terms of this Agreement.

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2.9	All Sales Subject to Articles

The Shareholders and the Company hereby acknowledge that any sale of Multiple Voting Shares or Units, whether in accordance with this Agreement or otherwise, shall in all circumstances be subject to the provisions of the Articles and LLC Agreement, as applicable, including those relating to the automatic conversion of Multiple Voting Shares into Subordinate Voting Shares or the automatic redemption of Units in exchange for Subordinate Voting Shares, and that in the event of a conflict between this Agreement and any provision of the Articles or the LLC Agreement, the provisions of the Articles or LLC Agreement, as applicable, shall prevail.

ARTICLE 3
ACCEPTANCE OF TRUST

3.1	Acceptance and Conditions of Trust

The Trustee hereby accepts the trust created by this Agreement (the “Trust”) and assumes the duties created and imposed upon it pursuant to its appointment as trustee for the Holders by this Agreement, provided that:

(a)	it shall not be liable for any action taken or omitted to be taken by it under or in connection with this Agreement, except for its own negligence, misconduct or bad faith;

(b)	it may employ or retain such counsel, auditors, accountants or other experts or advisers, whose qualifications give authority to any opinion or report made by them, as the Trustee may reasonably require for the purpose of determining and discharging its duties hereunder and shall not be responsible for any misconduct or negligence on the part of any of them so long as the Trustee’s engagement of such experts was not the result of the negligence, misconduct or bad faith on behalf of the Trustee. The Trustee may, if it is acting in good faith, rely on the accuracy of any such opinion or report;

(c)	it may, if it is acting in good faith, rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any instruction, advice, notice, opinion or other document believed by it to be genuine and to have been signed or presented by the proper party or parties and, subject to subsection 3.1(a), shall be under no liability with respect to any action taken or omitted to be taken in accordance with such instruction, advice, notice, opinion or other document;

(d)	it shall exercise its rights under this Agreement in a manner that it considers to be in the best interests of the Holders (other than the Shareholders and Holders who, in the opinion of the Trustee, participated directly or indirectly in a transaction restricted by Section 2.2) and consistent with the purpose of this Agreement; and

(e)	none of the provisions of this Agreement shall require the Trustee under any circumstances whatsoever to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or the exercise of any of its rights or powers in connection with the Agreement.

In the exercise of its rights and duties hereunder, the Trustee will exercise that degree of care, diligence and skill that a reasonably prudent Trustee would exercise in comparable circumstances.

The Trustee represents that at the time of the execution and delivery hereof no material conflict of interest exists in the Trustee's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within three months after ascertaining that it has such material conflict of interest, either eliminate the same or resign its trust hereunder. Subject to the foregoing, the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company and generally may contract with and enter into financial transactions with the Company, any of its affiliates or the Shareholders or any of its affiliates without being liable to account for any profit made thereby.

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3.2	Enquiry by Trustee

Subject to Section 3.4, if and whenever the Trustee receives written notice from an interested party, other than the Holders, stating in sufficient detail that the Shareholders or the Company may have breached, or may intend to breach, any provision of this Agreement, the Trustee shall, acting on the advice of counsel, make reasonable enquiry to determine whether such a breach has occurred or is intended to occur. If the Trustee determines that a breach has occurred, or is intended to occur, the Trustee shall forthwith deliver to the Company a certificate stating that the Trustee has made such determination. Upon delivery of that certificate, the Trustee shall be entitled to take, and subject to Section 3.4 shall take, such action as the Trustee, acting upon the advice of counsel, considers necessary to enforce its rights under this Agreement on behalf of the Holders.

3.3	Request by Holders

Subject to Section 3.4, if and whenever Holders representing not less than 10% of the then outstanding Subordinate Voting Shares determine that the Shareholders or the Company have breached, or may intend to breach, any provision of this Agreement, such Holders may require the Trustee to take action in connection with that breach or intended breach by delivering to the Trustee a requisition in writing signed in one or more counterparts by those Holders and setting forth the action to be taken by the Trustee. Subject to Section 3.4, upon receipt by the Trustee of such a requisition, the Trustee shall forthwith take such action as is specified in the requisition and/or any other action that the Trustee considers necessary to enforce its rights under this Agreement on behalf of the Holders.

3.4	Condition to Action

The obligation of the Trustee to take any action on behalf of the Holders pursuant to Sections 3.2 and 3.3 shall be conditional upon the Trustee receiving from either the interested party referred to in Section 3.2, the Company or from one or more Holders such funds and indemnity as the Trustee may reasonably require in respect of any costs or expenses which it may incur in connection with any such action. The Company shall provide such reasonable funds and indemnity to the Trustee if the Trustee has delivered to the Company the certificate referred to in Section 3.2.

3.5	Limitation on Action by Holder

No Holder shall have the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy for the purpose of enforcing any rights arising from this Agreement unless Holders shall have:

(a)	requested that the Trustee act in the manner specified in Section 3.3; and

(b)	provided reasonable funds and indemnity to the Trustee,

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and the Trustee shall have failed to so act within 30 days after the provision of such funds and indemnity. In such case, any Holder, acting on behalf of itself and all other Holders, shall be entitled to take those proceedings in any court of competent jurisdiction that the Trustee might have taken.

ARTICLE 4

COMPENSATION

4.1	Fees and Expenses of the Trustee

During the term of this Agreement, the Company agrees to pay to the Trustee the fees set forth in Schedule “C” hereto and shall reimburse the Trustee for all reasonable expenses and disbursements including those incurred pursuant to Section 3.1(b) herein. Notwithstanding the foregoing, the Company shall have no obligation to compensate the Trustee or reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee:

(a)	in connection with any action taken by the Trustee pursuant to Section 3.2 if the Trustee has not delivered to the Company the certificate referred to in Section 3.2 in respect of that action; or

(b)	in any suit or litigation in which the Trustee is determined to have acted in bad faith or with negligence or misconduct.

On all invoices issued by the Trustee for its services rendered hereunder which remain unpaid for a period of 30 days or more, interest at a rate per annum equal to the then current rate of interest charged by the Trustee to its corporate customers will be incurred, from 30 days after the issuance of the invoice until the date of payment. This Section shall survive the termination of this Agreement and the resignation or removal of the Trustee.

ARTICLE 5

INDEMNIFICATION

5.1	Indemnification of the Trustee

The Company agrees to indemnify and hold harmless the Trustee and its officers, directors, employees and agents ((the “Indemnified Parties”) from and against all claims, losses, damages, costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee’s legal counsel) which, without negligence, misconduct or bad faith on the part of any of the Indemnified Parties, may be paid, incurred or suffered by any of the Indemnified Parties by reason of or as a result of the Trustee’s acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement or any written or oral instructions delivered to the Trustee by the Company pursuant hereto. In no case shall the Company be liable under this indemnity for any claim against the Indemnified Parties unless the Company shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the any of the Indemnified Parties, promptly after the Trustee shall have received any such written assertion of a claim, or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. The Company shall be entitled to participate at its own expense in the defence of the assertion or claim. The Company may elect at any time after receipt of such notice to assume the defence of any suit brought to enforce any such claim. The Indemnified Parties shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless:

(a)	the employment of such counsel has been authorized by the Company; or

(b)	the named parties to any such suit include both an Indemnified Party and the Company and such Indemnified Party shall have been advised by counsel acceptable to the Company that there may be one or more legal defences available to such Indemnified Party that are different from or in addition to those available to the Company (in which case the Company shall not have the right to assume the defence of such suit on behalf of such Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for such Indemnified Party).

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ARTICLE 6
CHANGE OF TRUSTEE

6.1	Resignation

The Trustee, or any successor trustee subsequently appointed, may resign at any time by giving written notice of such resignation to the Company specifying the date on which its desired resignation shall become effective, provided that such notice shall be provided at least three months in advance of such desired effective date unless the Shareholders and the Company otherwise agree. Such resignation shall take effect upon the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, the Company shall promptly appoint a successor trustee (which shall be a corporation or company licensed or authorized to carry on the business of a trust company in British Columbia) by written instrument, in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. If the Company does not appoint a successor trustee, the Trustee or any Holder may apply to a court of competent jurisdiction in British Columbia for the appointment of a successor trustee. Notwithstanding the provisions of this Section, the Trustee shall not be required to deliver notice of resignation where such person becomes the successor trustee as a result of the transfer, including by way of sale, to such person of all or substantially all of the trust business of the transferring Trustee.

6.2	Removal

The Trustee, or any trustee subsequently appointed, may be removed at any time on 30 days’ prior notice by written instrument executed by the Company, in duplicate, provided that the Trustee (or any successor trustee subsequently appointed) is not at such time taking any action which it may take under Section 3.2 or 3.3 hereof. One copy of that instrument shall be delivered to the Trustee so removed and one copy to the successor trustee. The removal of the Trustee (or any successor trustee subsequently appointed) shall become effective upon the appointment of a successor trustee in accordance with Section 6.3.

6.3	Successor Trustee

Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to the Shareholders and the Company and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, upon payment of any amounts then due to the predecessor trustee pursuant to the provisions of this Agreement, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with like effect as if originally named as trustee in this Agreement. However, on the written request of the Shareholders and the Company or of the successor trustee, the trustee ceasing to act shall execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, the Shareholders, the Company and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

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6.4	Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, the Company shall cause to be mailed notice of the succession of such trustee hereunder to the Holders. If the Shareholders or the Company shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of the Shareholders and the Company.

ARTICLE 7

TERMINATION

7.1	Term

The trust created by this Agreement shall continue until no Multiple Voting Shares or Units remain outstanding, provided that such Trust shall continue in the event of a breach of Section 2.2 or 2.4, as long as such breach is ongoing.

7.2	Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until there are no Multiple Voting Shares or Units outstanding; provided, that this Agreement shall continue in force and effect in the event of a breach of Section 2.2 or 2.4, as long as such breach is ongoing; and provided further that the provisions of Article 4 and Article 5 shall survive any such termination of this Agreement.

ARTICLE 8
GENERAL

8.1	Obligations of the Shareholders not Joint

The obligations of the Shareholders pursuant to this Agreement are several, and not joint and several, and no Shareholders shall be liable to the Company, the Holders, the Trustee or any other party for the fault of any other Shareholder to comply with its covenants and obligations under this Agreement.

8.2	Compliance with Privacy Laws

The Shareholders and the Company acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to certain obligations and activities under this Agreement. Notwithstanding any other provision of this Agreement, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Shareholders and the Company shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Agreement and to comply with applicable laws and not to use it for any other purpose except with the consent of or direction from the other parties to this Agreement or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

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8.3	Anti-Money Laundering Regulations

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment and acting reasonably, determines that such act might cause it to be in noncompliance with any applicable anti- money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment and acting reasonably, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Company or any shorter period of time as agreed to by the Company, provided that: (a) the Trustee's written notice shall describe the circumstances of such noncompliance; and (b) if such circumstances are rectified to the Trustee’s satisfaction within such 10-day period, then such resignation shall not be effective.

8.4	Third Party Interests

The other parties to this Agreement hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Agreement, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Trustee’s prescribed form as to the particulars of such third party.

8.5	Severability

If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

8.6	Amendments, Modifications, etc.

This Agreement shall not be amended, and no provision thereof shall be waived, except with:

(i) the consent of any applicable securities regulatory authorities in Canada; and (ii) the approval of at least two-thirds of the votes cast by Holders present or represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to any Subordinate Voting Shares held directly or indirectly by the Shareholders and their respective affiliates, and any persons who have an agreement to purchase Multiple Voting Shares or Units on terms which would constitute a sale or disposition for purposes of Section 2.2, other than as permitted herein, prior to giving effect to such amendment or waiver. The provisions of this Agreement shall only come into force and effect contemporaneously with the listing of the Subordinate Voting Shares on the CSE and shall terminate at such time as there remain no outstanding Multiple Voting Shares or Units.

8.7	Ministerial Amendments

Notwithstanding the provisions of Section 8.5, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Holders, amend or modify this Agreement to cure any ambiguity or to correct or supplement any provision contained in this Agreement or in any amendment to this Agreement that may be defective or inconsistent with any other provision contained in this Agreement or that amendment, or to make such other provisions in regard to matters or questions arising under this Agreement, as shall not adversely affect the interest of the Holders.

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8.8	Force majeure

No party hereto shall be liable to the other parties hereto, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, general mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 8.7.

8.9	Amendments only in Writing

No amendment to or modification or waiver of any of the provisions of this Agreement shall be effective unless made in writing and signed by all of the parties hereto.

8.10	Meeting to Consider Amendments

The Company, at the request of the Shareholders, shall call a meeting of Holders for the purpose of considering any proposed amendment or modification requiring approval pursuant to Section 8.6.

8.11	Enurement

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, legal representatives, successors and permitted assigns. Except as specifically set forth in this Agreement, nothing in this Agreement is intended to or shall be deemed to confer upon any other person any rights or remedies under or by reason of this Agreement.

8.12	Notices

All notices and other communications among the parties hereunder shall be in writing and shall be deemed given if delivered personally or sent by registered mail, or by facsimile transmission or other form of recorded communication to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

(a)	If to the Shareholders, at the address set out in Schedule “A”

(b)	If to the Company:	Acreage Holdings, Inc.
Suite 2800, Park Place
666 Burrard St.
Vancouver, BC V6C 2Z7

		Attention:	James Doherty
		Email:	j.doherty@acreageholdings.com

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(c)	If to the Trustee:	Odyssey Trust Company
350 - 300 5th Avenue SW
Calgary Alberta T2P 3C4

		Attention:	Dan Sander
		Email:	dsander@odysseytrust.com

8.13	Notice to a Holder

Any and all notices to be given and any documents to be sent to any Holder may be given or sent to the address of such holder shown on the register of Holders in any manner permitted by the by- laws of the Company from time to time in force in respect of notices to Shareholders and shall be deemed to be received (if given or sent in such a manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such holders.

8.14	Further Acts

The parties hereto shall do and perform and cause to be done and performed such further and other acts and things as may be necessary or desirable in order to give full force and effect to this Agreement.

8.15	Entire Agreement

This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof.

8.16	Counterparts

This Agreement may be executed in one or more counterparts, each of which so executed shall be deemed to be an original and all of which, when taken together, shall be deemed to constitute one and the same agreement. This Agreement may signed by fax copy or by e-mail transmission of an Adobe Acrobat file or similar means of recorded electronic transmission and such signature shall be valid and binding.

8.17	Independent Legal Advice

The Shareholders acknowledge, confirms and agree, in favour of each of the other parties hereto, that each Shareholder has had the opportunity to seek and was not prevented nor discouraged by any party hereto from seeking independent legal advice prior to the execution and delivery of this Agreement and that, in the event that such Shareholder did not avail itself with that opportunity prior to signing this Agreement, such Shareholder did so voluntarily without any undue pressure and agrees that its failure to obtain independent legal advice should not be used by it as a defence to the enforcement of such Shareholder's obligations under this Agreement.

8.17	Language

The parties hereto have required that this Agreement and all deeds, documents and notices relating to this Agreement be drawn up in the English language. Les parties aux presentes ont exige que le present contrat et tous autres contrats, documents ou avis afferents aux presentes soient rediges en langue anglaise.

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8.18	Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

8.19	Attornment

Each party hereto agrees (i) that any action or proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in the Province of British Columbia, and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such British Columbia court; (ii) that it irrevocably waives any right to, and will not, oppose any such British Columbia action or proceeding on any jurisdictional basis, including forum non conveniens; and (iii) not to oppose the enforcement against it in any other jurisdiction of any judgment or order duly obtained from an British Columbia court as contemplated by this Section 8.19.

[Balance of Page Left Blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

ACREAGE HOLDINGS, INC.

	Per:	“Kevin Murphy”
Name: Kevin Murphy
Title: Chief Executive Officer

ODYSSEY TRUST COMPANY

	Per:	“Jenna Kaye”
Name: Jenna Kaye
Title: Chief Executive Officer

	Per:	“Dan Sander”
Name: Dan Sander
Title: VP, Corporate Trust

“Witness”	“Kevin Murphy”
Witness	Kevin Murphy

MURPHY CAPITAL, LLC

	Per:	“Kevin Murphy”
Authorized Signing Officer

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Schedule “A”
SHAREHOLDERS

Shareholders	Address For Notice
Kevin Murphy	366 Madison Avenue, 11th Floor New York, New York 10017
Murphy Capital, LLC	366 Madison Avenue, 11th Floor New York, New York 10017

SCHEDULE “B”
ADOPTION AGREEMENT

To:	Acreage Holdings, Inc. (the “Company”)
And To:	Odyssey Trust Company (the “Trustee”)
And To:	The Shareholders under the Coattail Agreement (as defined below).

Reference is made to the coattail agreement dated as of November [♦], 2018 (the “Coattail Agreement”) among the Company, the Trustee and the Shareholders. Capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Coattail Agreement.

The undersigned,_____________________, hereby agrees to be a party to and bound by all of the terms, conditions, and other provisions of the Coattail Agreement as if the undersigned were an original party thereto.

For the purposes of any notice under or in respect of the Coattail Agreement, the address of the undersigned is: _____________________.

DATED at __________ , this ______ day of ___________, 20__.

[Shareholder Name]

Per:
Name:
Title:

Schedule “C” TRUSTEE FEES

(see attached)